6 January 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 127,500 RELX PLC ordinary shares at a price of 1163.2885p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 64,262,280 ordinary shares in treasury, and has 1,111,665,042 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 382,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 113,500 RELX NV ordinary shares at a price of €15.07 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 57,453,894 ordinary shares in treasury, and has 990,719,323 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 340,500 shares.